EXHIBIT 12.01

CARAUSTAR INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS)

	2000	2001		2002		2003	2004
EARNINGS:
Income from continuing operations before income taxes, minority interest, reversal of loss on discontinued operations and cumulative effect of accounting changes	$13,829	$(22,295)		$(27,778)		$(42,330)	$(5,329)
Fixed charges	41,776	49,997		47,245		54,288	51,912
Less capitalized interest expense	(852)	0		0		0	0

Earnings	$54,753	$27,702		$19,467		$11,958	$46,583

FIXED CHARGES:
Interest expense	$35,730	$43,492		$39,938		$47,227	$46,214
Amortization of debt issuance costs (premiums)	737	1,566		1,534		(214)	(876)
Estimate of the interest cost within rental expense	4,457	4,939		5,773		7,275	6,574
Capitalized interest expense	852	0		0		0	0

Fixed charges	$41,776	$49,997		$47,245		$54,288	$51,912

Ratio of earnings to fixed charges	1.31	0.55	(1)	0.41	(1)	0.22 (1)	0.90 (1)

(1)	The 2004, 2003, 2002 and 2001 earnings were inadequate to cover fixed charges. The cover deficiency was $5.3 million, $ 42.3 million, $27.8 million and $22.3 million for 2004, 2003, 2002 and 2001, respectively.